UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   West, Alfred
   Viatel, Inc.
   685 Third Avenue
   New York, NY  10017
   USA
2. Issuer Name and Ticker or Trading Symbol
   Viatel, Inc.
   VYTL
3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year
   November 2000
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   (X) Director ( ) 10% Owner (X) Officer (give title below) ( ) Other (specify below)
   Vice Chairman
7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Month     |ect(I)|                           |
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Common Stock, $.01 par valu|11/17/|S   |-|100,000           |D  |$4.84      |-                  |D     |-                          |
e per share                |00    |    | |                  |   |           |                   |      |                           |
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Common Stock, $.01 par valu|11/20/|S   |-|665,000           |D  |$4.22      |-                  |D     |-                          |
e per share                |00    |    | |                  |   |           |                   |      |                           |
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Common Stock, $.01 par valu|11/21/|S   |-|435,000           |D  |$4.33      |3,455,254(1)       |D     |-                          |
e per share                |00    |    | |                  |   |           |                   |      |                           |
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Common Stock, $.01 par valu|-     |-   |-|-                 |-  |-          |397,593            |I     |(2)                        |
e per share                |      |    | |                  |   |           |                   |      |                           |
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Common Stock, $.01 par valu|-     |-   |-|-                 |-  |-          |39,297             |I     |(3)                        |
e per share                |      |    | |                  |   |           |                   |      |                           |
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Common Stock, $.01 par valu|      |    | |                  |   |           |                   |      |                           |
e per share                |      |    | |                  |   |           |                   |      |                           |
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 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
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1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Month       |(I)|            |
___________________________________________________________________________________________________________________________________|
                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
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Explanation of Responses:
(1) Represents shares of restricted stock which vest on June 1, 2002 if the Company's stock trades at or above $60 per share for any twenty (20) consecutive business days prior to such date and on June 1, 2003 if the trading price condition occurs after June 1, 2002 but prior to June 1, 2003.
To the extent not vested, shares of restricted stock will vest on the fifth anniversary date. All unvested shares of restricted stock will also vest in the event of a Change in Control of the Company or a Termination Without Cause of the reporting person by the Company.
(2)  These securities are held by AT Econ Ltd.
Partnership.
(3)  These securities are held by AT Econ Ltd. Partnership No.
2.
SIGNATURE OF REPORTING PERSON
/s/ Alfred West
DATE
November 11, 2000